1933 Act File No.: 333-236190

1940 Act File No.: 811-21056

CIK No.: 1797648

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1
to
REGISTRATION STATEMENT
ON
Form S-6

For Registration under the Securities Act
of 1933 of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2009

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	111 West Monroe Street
Monument, Colorado 80132	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on April 17, 2020 at 10:00 a.m. pursuant to Rule 487.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.
2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1       Opinion and consent of counsel as to legality of securities being registered.

3.3       Opinion of counsel as to the Trustee and the Trust.

4.1	Consent of initial evaluator.
4.2	Consent of independent registered public accounting firm.
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.

Signatures

The Registrant, Advisors Disciplined Trust 2009, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968 and 1986 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2009 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on April 17, 2020.

Advisors Disciplined Trust 2009

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 17, 2020 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset Management, Inc.	) )

Lisa A. Colyer	Director of Advisors Asset Management, Inc.	) )

James R. Costas	Director of Advisors Asset Management, Inc.	) )

Christopher T. Genovese	Director of Advisors Asset Management, Inc.	)

Randy J. Pegg	Director of Advisors Asset Management, Inc.	) )

Jack Simkin	Director of Advisors Asset Management, Inc.	) )

Bart P. Daniel	Director of Advisors Asset Management, Inc.	) )

John Galvin	Director of Advisors Asset Management, Inc.	) )

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.